Exhibit 99.1

Roan Holdings Group Co. Announces Agreement to Set Up Business Travel Service Firm Zhejiang Yijia Travel Digital Technology Co. Ltd.

HANGZHOU and BEIJING, China, July 27, 2021 /PRNewswire/ -- Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) (OTC Pink: RAHGF and RONWF), a provider of diversified solutions in financial, insurance and healthcare related products and management services, announced today that the Company has signed an cooperation agreement with a travel service provider in China, Beijing Auvgo International Travel Technology Co. Ltd. (“Auvgo International”), to form a joint venture, Zhejiang Yijia Travel Digital Technology Co. Ltd. (“Yijia Travel”), in jointly develop business travel services.

Pursuant to the agreement, each of Roan and Auvgo International will invest and hold 35% of the equity in the joint venture and additional investors will make capital contributions for the remaining 30% equity in the joint venture. Yijia Travel will be registered in China Hangzhou city with an initial registered capital of RMB 5 million. Auvgo International’s investment will include the 40% equity interest it holds in Chongqing Hanglvjia Technology Co. Ltd. and the right to use technology patents. The Company and the other shareholders will invest with cash to acquire the remaining 65% stake in the joint venture.

Roan will form a team to manage and operate Yijia Travel. Auvgo International will provide technology support and global business travel product resources. Yijia Travel will be mainly engaged in the supply of business travel solutions for financial institutions via expanding cooperation channels with banks, insurance and securities firms. Yijia Travel will also seek to explore large- and medium-sized enterprise business travel client base along China’s Yangtze River Delta region, in the overseas markets and to develop fintech business travel solutions.

The two parties will also work together on supply chain services for enterprise clients. Roan will introduce high-credit clients and Auvgo International will facilitate Roan to gain access to over 4,000 corporate clients and more than 10 million individual users on Auvgo International’s platform to promote the Company’s innovative insurance services. The two parties has also agreed that Roan would have a pre-emptive right to acquire no more than 10% stake in Auvgo International through the latter’s next round of financing.

Mr. Junfeng Wang, Chief Executive Officer of Roan, commented, “We are very pleased to announce our cooperation with Auvgo International, which is an enterprise in business travel services in China. We are looking forward to the cooperation to facilitate growth and development of both sides, at the same time the cooperation will further help map out Roan’s bank retail consumer finance market channels, and enable the products and services reach more individual users. We will also introduce more high-quality products and services in response to market demand. We hope that our cooperation will continue to deepen and generategood financial returns in the future.”

Mr Jing Xiang, President of Auvgo International, said: “We are honored to reach a comprehensive business cooperation with Roan. Through the uses of the technology and resources advantages of both companies , we believe we can achieve a win-win cooperation in the field of business travel services and provide relevant solutions to jointly explore the market potential and bring considerable revenue growth for both sides. We will be fully open to sharing with Roan our existing client and business networks to support the Company’s strategic development and growth plan.”

Beijing Auvgo International Travel Technology Co. Ltd.

Beijing Auvgo International Travel Technology Co. Ltd., founded in 2013, is a platform service provider that continuously pays attention to the diversified needs of institutional clients and travelers and provides comprehensive solutions for business commercial travel. Through years of mature TMC service experience, Auvgo International has built a one-stop business travel SaaS platform, combining its accumulated capabilities of research and development, operation and service, and is committed to creating a good business travel ecology via deep understanding about the business travel industry, which relies on its good trust relationship with corporate customers. By taking the opportunity to build “financial sharing platform” and “health big data platform”, Auvgo International has grown to become a leading brand of business travel service platform for enterprises. Since its establishment, the company has provided services for more than 4,000 large and medium-sized enterprises, covering more than 10 million people. Auvgo International is headquartered in Beijing, and has more than 20 subsidiary companies in Shenzhen, Shanghai, Hunan, Fujian, Chongqing and other places. For more information, please visit www.auvgo.com.

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (OTC Pink: RAHGF and RONWF)is a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. Roan provides health management, assets management, and insurance, healthcare and consumer financing services to employees of large institutions. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Guangzhou, Shaoxing, Urumqi and Tianjin. For more information, please visit: www.roanholdingsgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775